Exhibit 5.1
Opinion of Morrison & Foerster LLP
February 18, 2011
Global Cash Access Holdings, Inc.
3525 East Post Road, Suite 120
Las Vegas, NV 89120
Ladies and Gentlemen:
We have examined the Registration Statement on Form S-8 to be filed by Global Cash Access Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on February 18, 2011 (the “Registration Statement”), relating to the registration under the Securities Act of 1933, as amended, of 1,931,400 shares of the Company’s common stock, $0.001 par value (the “Shares”) reserved for issuance pursuant to the Global Cash Access Holdings, Inc. 2005 Stock Incentive Plan (the “Plan”).
As counsel to the Company, we have examined the proceedings taken by the Company in connection with the reservation of the Shares for issuance pursuant to the Plan. For the purpose of the opinion rendered below, we have assumed that in connection with the issuance of the Shares under the Plan, the Company will receive consideration in an amount not less than the aggregate par value of the Shares covered by each such issuance.
Based upon and subject to the foregoing, it is our opinion that the Shares which may be issued and sold by the Company pursuant to the Plan, when issued and sold in the manner described in the Registration Statement, will be legally and validly issued, fully paid and nonassessable.
We consent to the use of this opinion as an exhibit to the Registration Statement.
Very truly yours,
/s/ Morrison & Foerster LLP